1.   **Organization and Nature of Business**

AmeriVet Securities, Inc. (the "Company"), was incorporated in the state of California on August 6, 1993. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). AmeriVet is certified as a Service Disabled Veteran Owned Business ("SDVOB") as well as Minority Business Enterprise ("MBE").

The Company introduces all of its customer transactions to a clearing broker, which clear such transactions on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) & (k)(2)(ii) as all customer funds and securities are promptly transmitted to the clearing broker.

The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership. The Company estimates and records provisions for customer quantity rebates and sales returns and allowances as a reduction in revenue in the same period the related revenue is recognized, based upon its historical experience.

2.   **Summary of Significant Accounting Policies**

Cash
Cash consists of cash in banks, which is held primarily at one major U.S. financial institution.

Use of estimates
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Due from clearing broker
Due from clearing broker represents commissions, interest receivable, and deposits from the Company's clearing broker.

Expense sharing agreement
The Company shares its office space with its affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is a short-term lease, therefore not subject to ASC 842. The Company records shared expenses monthly as billed.

Underwriting income
Underwriting income includes underwriting income, net of syndicate expenses arising from debt and equity securities offerings, in which the Company acts as an underwriter or agent. The Company recognizes revenue when the services for the transaction are determined to be completed. Underwriting income is recorded on the date the deal commences and then adjusted for any differences upon completion of the deal, which generally occurs within three months after the commencement of the deal.

AmeriVet Securities, Inc
Notes to Financial Statements
December 31, 2019

Commission income
The Company records transactions in securities and commission revenue and expense on a trade date basis. As an introducing broker-dealer, the Company earns commissions from these institutional transactions.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgement regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as a part of income tax expense, if any.

3. **Related Parties**

The Company maintains an administrative services agreement with one of its shareholders whereby the shareholder is to provide certain services such as accounting, technology, operation, compliance, human resources and other services.

Rent
The Company entered into a monthly rent agreement with its affiliate for its office space.

Loans receivable
Employee loans are recorded by the Company at cost and are non-interest bearing.

4. **Income Taxes**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership may result in a limitation on the amount of net operating loss carryforwards which can be used in future years. A 100% valuation allowance has been placed against this deferred tax asset since the company has determined its more likely than not, that the asset will not be utilized.

The Company has not recorded the any tax liability for the year ended December 31, 2019.

5.   **Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are:

For the year ending December 31, 2019, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has evaluated the implications, if any, of each of these pronouncements and the potential impact they may have on the Company's financial statements. In each case, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases*, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares its office space with an affiliate under the terms of a lease agreement for which non-cancelable portion is less than one year. This agreement is not subject to ASC 842 under the short-term exemption. As a result, the adoption of ASC 842 had no effect on the Company's financial statements for the year ended December 31, 2019.

6.   **Common stock**

On February 21, 2019 the board of directors approved a resolution that the Company's common shares shall be stated at $0.01 per share.

AmeriVet Securities, Inc
Notes to Financial Statements
December 31, 2019

7.   66Liabilities Subordinated to the Claims of General Creditors

As of December 31, 2019, the Company has six subordinated loans in the aggregated amount of $7,000,000. The agreements were approved by FINRA and are part of the computation of net capital under SEC Uniform Net Capital Rule 15C3-1. The following table present the outstanding amount as of December 31, 2019.

Effective date	Amount	Maturity	Rate
August 7, 2019	$ 500,000	August 7, 2020	5%
October 22, 2018	1,000,000	October 22, 2020	5%
November 26, 2019	500,000	December 1, 2020	5%
October 22, 2018	2,000,000	October 22, 2021	5%
October 22, 2018	2,000,000	October 24, 2022	5%
October 22, 2018	1,000,000	October 23, 2023	5%
	$ 7,000,000		

8.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1. At December 31, 2019, the Company had net capital of $4,970,214 which was $4,870,214 above its required net capital of $100,000.

The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2019, the Company was not required to and did not hold any customer money or securities.

9.   **Subsequent Events**

On January 29, 2020, $1,000,000 of subordinated notes were issued, as approved by FINRA. The notes carry a rate of 5% interest and mature February 1, 2021.

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events or transactions which took place that would have a material impact on its financial statements.